UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Concerning Adjustment of

Acquisition Price and Acquisition Floor Price of Preferred Shares

Tokyo, December 21, 2009—Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that the acquisition price and the acquisition floor price of Class 11 Preferred Shares, which have been issued by MUFG, will be adjusted as follows in accordance with the provisions relating to the adjustment of the acquisition price set forth in the terms and conditions of Class 11 Preferred Shares:

1. Description of Adjustment of Acquisition Price

	Acquisition price before adjustment	Acquisition price after adjustment
Class 11 Preferred Shares	¥888.4	¥867.6

2. Description of Adjustment of Acquisition Floor Price

	Acquisition floor price before adjustment	Acquisition floor price after adjustment
Class 11 Preferred Shares	¥888.4	¥867.6

3. Applicable Date

From December 22, 2009

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651